TALIS BIOMEDICAL CORPORATION

230 Constitution Drive

Menlo Park, California 94025

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Gabor, Tim Buchmiller, Michael Fay, and Brian Cascio

Re:	Talis Biomedical Corporation

Request for Acceleration of Effective Date

Registration Statement on Form S-1 (File No. 333-252360)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Talis Biomedical Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on February 11, 2021, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlton Fleming of Cooley LLP at (650) 843-5865 or in his absence, Edmond Lay of Cooley LLP at (858) 550-6166.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Talis Biomedical Corporation

/s/ J. Roger Moody, Jr.
By:	J. Roger Moody, Jr.
Title:	Chief Financial Officer

[Signature Page to Acceleration Request Letter]